

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2018

William Burke
Chief Financial Officer
Acushnet Holdings Corp.
333 Bridge Street
Fairhaven, Massachusetts 02719

      Re: Acushnet Holdings Corp.
          Form 10-K for the Year Ended December 31, 2017
          Response Dated June 25, 2018
          File No. 001-37935

Dear Mr. Burke:

      We have reviewed your June 25, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2018 letter.

Form 10-K for the Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015
Net Sales, page 62

1.   We note from your response to prior comment 1 that the accounting adjustments concerning your gross versus net revenue presentation in 2016 were not material. Please tell us the amount of the adjustments to your 2016 net sales and gross profit. In this regard, it appears that the revised amounts for income from operations and net loss for the 3rd quarter of 2016 are materially different from the amounts included in your Form 10-Q for the quarter ended September 30, 2016. Please advise. In addition, your response

should fully explain the nature of the reassessment that caused you to change your accounting, why you previously used net accounting, and the factors that led to your decision to switch to gross accounting. Also, note that under Item 302(A)(2) of Regulation S-K, when amounts presented as unaudited quarterly data, such as in Note 22, are revised from those previously included in Form 10-Qs, the amounts should be reconciled and an explanation given in the notes to the financial statements. We may have further comment upon receipt of your response.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure